CHINA TOBACCO MAUDUIT (JIANGMEN)
PAPER INDUSTRY COMPANY LTD.

Financial Statements
For the years ended December 31, 2009 and 2008

CHINA TOBACCO MAUDUIT (JIANGMEN) PAPER INDUSTRY COMPANY LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of China Tobacco Mauduit (Jiangmen) Paper Industry Company Ltd.

We have audited the accompanying balance sheets of China Tobacco Mauduit (Jiangmen) Paper Industry Company Ltd. (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders' equity and comprehensive income (loss), and cash flows for each of the two years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of China Tobacco Mauduit (Jiangmen) Paper Industry Company Ltd. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Limited Guangzhou Branch
Certified Public Accountants
Guangzhou ● China
March 4, 2010

CHINA TOBACCO MAUDUIT (JIANGMEN) PAPER INDUSTRY COMPANY LTD.

STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars)

	For the year ended December 31,
	2009	2008	2007
			(unaudited)
Related party sales	$33,073	$3,289	$—
Cost of products sold	23,569	9,169	—
Gross profit (loss)	9,504	(5,880)	—
Operating expenses
Selling expense	845	337	—
General and administrative expense	3,644	3,315	1,182
Total operating expenses	4,489	3,652	1,182
Profit (loss) from operations	5,015	(9,532)	(1,182)
Non-operating income (expenses)
Interest income	53	60	74
Interest expense	(3,163)	(1,411)	—
Foreign exchange gain (loss)	(69)	2,762	855
Other income, net	124	228	—
Total non-operating income (expenses)	(3,055)	1,639	929
Income (loss) before income taxes	1,960	(7,893)	(253)
Income tax benefit	342	—	—
Net income (loss)	$2,302	$(7,893)	$(253)

See notes to the financial statements.

CHINA TOBACCO MAUDUIT (JIANGMEN) PAPER INDUSTRY COMPANY LTD.

BALANCE SHEETS
(In thousands of U.S. dollars)

	December 31,
	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$2,765	$1,371
Restricted cash	—	1,113
Related party receivables	8,077	391
Inventories	9,301	6,462
Other current assets	756	1,987
Total Current Assets	20,899	11,324
Property, plant and equipment, net	84,312	88,522
Deferred income tax benefits	342	—
Land use right	1,573	1,629
Total Assets	$107,126	$101,475

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current debts	$15,433	$13,817
Accounts payables	3,350	2,851
Related party payables	1,551	728
Accrued expenses	1,628	775
Total Current Liabilities	21,962	18,171
Long-term debts	51,789	51,950
Other long term liabilities	192	457
Total Liabilities	73,943	70,578
Stockholders' Equity
Contributed capital	35,116	35,116
Accumulated deficit	(6,128)	(8,430)
Accumulated other comprehensive income	4,195	4,211
Total Stockholders' Equity	33,183	30,897
Total Liabilities and Stockholders' Equity	$107,126	$101,475

See notes to the financial statements.

CHINA TOBACCO MAUDUIT (JIANGMEN) PAPER INDUSTRY COMPANY LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars)

	Contributed Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Equity	Total Comprehensive Income (Loss)
UNAUDITED BALANCE AT JANUARY 1, 2007	$5,729	$(284)	$134	$5,579	$—
Contribution from shareholders	25,427	—	—	25,427	—
Foreign currency translation adjustment	—	—	1,567	1,567	1,567
Net loss	—	(253)	—	(253)	(253)
UNAUDITED BALANCE AT DECEMBER 31, 2007	$31,156	$(537)	$1,701	$32,320	$1,314
Contribution from shareholders	3,960	—	—	3,960
Foreign currency translation adjustment	—	—	2,510	2,510	2,510
Net loss	—	(7,893)	—	(7,893)	(7,893)
BALANCE AT DECEMBER 31, 2008	$35,116	$(8,430)	$4,211	$30,897	$(5,383)
Foreign currency translation adjustment	—	—	(16)	(16)	(16)
Net income	—	2,302	—	2,302	2,302
BALANCE AT DECEMBER 31, 2009	$35,116	$(6,128)	$4,195	$33,183	$2,286

See notes to the financial statements.

CHINA TOBACCO MAUDUIT (JIANGMEN) PAPER INDUSTRY COMPANY LTD.

STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	For the year ended December 31,
	2009	2008	2007
			(unaudited)
Cash flows from operating activities
Net income (loss)	$2,302	$(7,893)	$(253)
Adjustment for:
Depreciation	4,202	2,107	91
Land use right expense	91	66	75
Inventory impairment	119	624	—
Change in fair value of foreign currency contracts	—	—	166
Income tax benefit	(342)	—	—
Others	32	—	—
Changes in operating working capital:
Related party receivables	(7,686)	(358)	(33)
Inventories	(2,958)	(6,308)	(778)
Other current assets	1,231	(1,793)	(70)
Accounts payables	1,856	315	5,490
Related party payables	823	(645)	1,373
Accrued expenses	853	61	366
Other long term liabilities	(265)	457	—
Acquisition of land use right	(35)	(295)	(92)
Net cash provided by (used in) operations	223	(13,662)	6,335
Cash flows from investing activities
Purchases of plant, property, and equipment,	(1,381)	(25,302)	(59,635)
Change in restricted cash	1,113	(701)	(412)
Cash used in investing activities	(268)	(26,003)	(60,047)
Cash flows from financing activities
Proceeds from bank borrowings	73,461	46,877	27,721
Repayments of bank borrowings	(72,006)	(16,670)	—
Contributions from shareholders	—	3,960	25,427
Cash provided by financing activities	1,455	34,167	53,148
Increase (decrease) in cash and cash equivalents	1,410	(5,498)	(564)
Effect of exchange rate on cash	(16)	2,651	1,565

Cash and cash equivalents at beginning of year	1,371	4,218	3,217
Cash and cash equivalents at end of year	$2,765	$1,371	$4,218

Supplemental disclosure of non cash transactions
Interest paid (net of interest capitalized)	3,251	1,413	—
Non-cash investing activity
Purchase of plant, property and equipment	1,182	2,539	3,639

See notes to the financial statements.

CHINA TOBACCO MAUDUIT (JIANGMEN) PAPER INDUSTRY COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS
(In thousands of US dollars)

1.	Description of business

China Tobacco Mauduit (Jiangmen) Paper Industry Company Ltd. (the "Company") was incorporated in the People's Republic of China ("PRC" or "China") on December 31, 2005 as a joint venture between Schweitzer-Mauduit International China Ltd., a wholly owned subsidiary of Schweitzer-Mauduit International Inc. and China National Tobacco Corporation ("CNTC").  The Company is engaged in manufacture and sale of cigarette paper and porous plug wrap paper.

2.	Summary of significant accounting policies

(a)	Basis of preparation

The financial statements and the notes thereto have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Management evaluated subsequent events through March 4, 2010, when our financial statements were issued.

(b)	Use of estimates

The preparation of the financial statements, in accordance with U.S. GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements. The Company believes the estimates and assumptions used in the preparation of the financial statements are reasonable, based upon currently available facts and known circumstances. Actual results could materially differ from these estimates and assumptions. Significant estimates which are susceptible to change as more information becomes available are the useful lives of plant, property, and equipment, valuation of deferred tax assets and charges to inventories.

(c)	Concentration of risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and related party receivables.

The Company places its cash and cash equivalents in various financial institutions in the PRC.  The Company believes that no significant credit risk exists as these banks are principally government-owned financial institutions with high credit ratings and quality.

The Company conducts credit evaluations of its affiliated companies.  The Company establishes an allowance for doubtful accounts mainly based on age of the receivables and other factors surrounding the credit risk of specific customers and affiliated companies.

(d)	Fair value of financial instruments

The Company's financial instruments include cash and cash equivalents, related party receivables, other current assets, accounts payables, related party payables, accrued expenses, short-term bank borrowings and long-term debts.  As of December 31, 2009, the carrying amounts approximate the fair values due to the short-term nature of these instruments.  The carrying amount of long-term debts approximate their fair values as they carry market interest rates.

CHINA TOBACCO MAUDUIT (JIANGMEN) PAPER INDUSTRY COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS
(In thousands of US dollars)

2.	Summary of significant accounting policies - continued

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(f)	Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the First-In, First-Out method, or FIFO.  Costs include materials, direct labor, and overheads incurred in bringing the inventories to their present location and condition. The definition of market value with respect to all inventories is replacement cost or net realizable value. The Company reviews and determines the necessity of write-offs for excess, obsolete or unsaleable inventory based on its judgment of future realization. These reviews require the Company to assess customer and market demand. The Company recognized impairment of $119, $624 and $0 (unaudited) at December 31, 2009, 2008 and 2007, respectively.

(g)	Property, plant, and equipment, net

Property, plant, and equipment are stated at cost less accumulated depreciation. Interest is capitalized as a component of the cost of construction for the buildings, plant and machinery. Expenditures for betterments are capitalized whereas normal repairs and maintenance are expensed as incurred. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the balance sheets, and any gain or loss on the transaction is normally included in statements of operations. Depreciation on property, plant, and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The depreciable lives are as follows:

Years
Building	lesser of 30 years or lease term
Plant and machinery	16 to 20 years
Furniture, fixtures and equipment	5
Motor vehicles	5

(h)	Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets with finite lives when events or circumstances warrant a review.  The Company assesses recoverability by a comparison of the carrying amount of the long-lived asset to the estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is measured by the amount the estimated fair value of the asset exceeds its net carrying amount.

CHINA TOBACCO MAUDUIT (JIANGMEN) PAPER INDUSTRY COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS
(In thousands of US dollars)

2.	Summary of significant accounting policies - continued

(i)	Land use right

Land use right represents prepayments made to obtain land under operating lease arrangements.  Land use right is recognized as an expense on a straight-line basis over the lease period of 30 years.  Land use right expense for the years ended December 31, 2009, 2008 and 2007 was $91, $66 and $75 (unaudited), respectively.

(j)	Revenue recognition

The Company recognizes revenue when the following 4 criteria are met: (1) persuasive evidence of an arrangement exists; (2) ownership has transferred to the customer; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured based on the Company's judgment regarding the collectability of its accounts receivable.  Generally, the Company recognizes revenue when it ships its manufactured product and title and risk of loss passes to its customers in accordance with the terms of sale of the product.  Revenue is recorded when the Company receives acknowledgement of receipt from its customers, at which time title and risk of loss are transferred. Sales agreements typically do not contain customary product warranties except for return and replacement of defective products within a period of 30 days from delivery.  Sales agreements do not contain any post-shipment obligations or any other return or credit provisions.

Freight cost

The cost of shipping and handling charged to the Company's customers is recorded as a component of cost of products sold.  Those costs include the amounts paid to a third party to deliver the finished goods of $851, $73 and $0 (unaudited) for the years ended December 31, 2009, 2008 and 2007, respectively.  Any freight costs billed to and paid by a customer are included in revenue.

(k)	Derivative instruments

The Company entered into derivative financial instruments such as foreign currency forward contracts to manage its risks on foreign currency borrowings.  Derivative financial instruments are initially recognized at fair value and subsequently remeasured at their fair values with changes in fair value included in determination of net income.  As of December 31, 2009, there were no derivative instruments outstanding.

(l)	Employee welfare benefits

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, and other welfare benefits are provided to the employees.  Chinese labor regulations require the Company to accrue for these defined contribution plans based on certain percentages of the employees' salaries.  For the years ended December 31, 2009, 2008 and 2007, the Company incurred expenses of $682, $375 and $230 (unaudited), respectively.

CHINA TOBACCO MAUDUIT (JIANGMEN) PAPER INDUSTRY COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS
(In thousands of US dollars)

2.	Summary of significant accounting policies - continued

(m)	Income taxes

The Company applies the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The effect on deferred tax assets and liabilities of change in tax rates has been recognized in the statements of operations in the period of the enactment of the change. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Valuation allowances are recognized to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, the Company considers estimates of future taxable income.

(n)	Foreign currency

The functional currency of the Company is Renminbi (RMB).  Foreign currency transactions have been converted into the functional currency at the exchange rates prevailing on transaction dates.  Foreign currency denominated monetary assets and liabilities have been translated at the exchange rates prevailing on the balance sheet date.  Exchange differences have been included in the statements of operations.

The financial statements are translated into U.S. dollar, the reporting currency.  All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year.  All exchange differences arising from the translation of financial statements are recorded as a component of comprehensive income.

(o)	Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity from transactions and other events and circumstances from non-shareholder sources.  The Company's comprehensive income (loss) consists of net income (loss) and the unrealized foreign exchange differences arising from translation.

CHINA TOBACCO MAUDUIT (JIANGMEN) PAPER INDUSTRY COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS
(In thousands of US dollars)

2.	Summary of significant accounting policies - continued

(p)	Recent accounting pronouncements

In August 2009, the FASB published FASB ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) - Measuring Liabilities at Fair Value. ASU 2009-05 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures - Overall, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. The Company does not expect the adoption of ASU 2009-05 will have a material impact on its financial statements.

3.	Inventories

Inventories by major class were as follows:

	December 31,
	2009	2008
Raw materials	$5,630	$4,516
Work in process	3,465	1,578
Finished goods	206	368
Total	$9,301	$6,462

CHINA TOBACCO MAUDUIT (JIANGMEN) PAPER INDUSTRY COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS
(In thousands of US dollars)

4.	Property, plant, and equipment, net

Property, plant and equipment, net consisted of the following:

	December 31,
	2009	2008
Cost
Buildings	$11,116	$10,334
Plant and machinery	78,562	79,418
Furniture, fixtures and equipment	768	711
Motor vehicles	343	334
	90,789	90,797
Less accumulated depreciation	(6,477)	(2,275)
Property, plant, and equipment, net	$84,312	$88,522

Depreciation expense was $4,202, $2,107 and $91 (unaudited) for the years ended December 31, 2009, 2008 and 2007, respectively.

Interest incurred for construction of property, plant and equipment is capitalized as part of the cost of such assets. No interest cost was capitalized for the year ended December 31, 2009. Interest expense capitalized for the years ended December 31, 2008 and 2007 was $2,251 and $833 (unaudited), respectively.

5.	Debts

Total debts consisted of the following:

	December 31,
	2009	2008
Short-term debts:
PRC revolving loans	$—	$1,010
Short-term loans	9,521	7,035
Current portion of long-term debts	5,912	5,772
	15,433	13,817

Long-term debts:
Term loans	57,701	57,722
Less current portion	(5,912)	(5,772)
Non-current portion of long-term debts	$51,789	$51,950

CHINA TOBACCO MAUDUIT (JIANGMEN) PAPER INDUSTRY COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS
(In thousands of US dollars)

5.	Debts - continued

Short-term debts consisted of a revolving credit facility and short-term bank loans.  Short-term debts had a weighted average interest rate of approximately 4.61% and 6.38% per annum as of December 31, 2009 and 2008 respectively.  As of December 31, 2009, all the short-term debts were denoted in Renminbi. As of December 31, 2008, short-term debts of $7,035, $253, $631, and $126 were denominated in Renminbi, US dollars, Euro and British pounds, respectively. As of December 31, 2009, $732 was secured by the land use right and fixed assets of the Company.  As of December 31, 2008, $6,291 was secured by the land use right and fixed assets of the Company.

As of December 31, 2009, $20,684 and $37,017 of long-term debts were denominated in Renminbi and US dollars, respectively.  As of December 31, 2008, $20,665 and $37,057 of long-term debts were denominated in Renminbi and US dollars, respectively. As of December 31, 2009, all long-term debts were unsecured. As of December 31, 2008, all long-term debts were secured by the land use right and fixed assets of the Company.  The weighted average interest rates were approximately 4.42% and 5.69% per annum as of December 31, 2009 and 2008 respectively.  The Renminbi denominated loans carry interest rate at 90% of the benchmark rate of 10 year term loan announced by the People's Bank of China.  According to the laws of the PRC, rates may be adjusted annually based on the interest rates determined by the People's Bank of China.  For the US dollar denominated debts, the interest rate is calculated at 1% plus the six month LIBOR of the actual draw down day and is reset at the prevailing LIBOR rate plus 1% every six months.

Following were the contractual maturities for the Company's debt principal obligations as of December 31, 2009:

2010	$15,433
2011	5,912
2012	5,912
2013	5,912
2014 and thereafter	$34,053

6.	Capital structure

The Company was incorporated as a joint venture in December 2005 with initial capital contribution of $5,729.  In December 2007 and 2008 additional capital of $25,427 and $3,960, were made by the venturers, respectively. There is no change in capital contribution for the year ended December 31, 2009.

CHINA TOBACCO MAUDUIT (JIANGMEN) PAPER INDUSTRY COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS
(In thousands of US dollars)

7.	Income taxes

The Company is subject to Enterprise Income Tax ("EIT") on the taxable income in accordance with the Enterprise Income Tax Law and the Income Tax Law of the PRC concerning Foreign Investment Enterprise and Foreign Enterprises (collectively "PRC Enterprise Income Tax Laws").

On March 16, 2007, the PRC National People's Congress passed the China Corporate Income Tax Law which changed the income tax rates for most enterprises from 33% at the present to 25%.  This new law became effective on January 1, 2008.  There will be a transition period for certain qualifying enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities.  Certain enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the new law.  Certain enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires.

Prior to 2008, the Company was not considered an operating entity under PRC tax rules and therefore there is no effect of income tax for the years 2006-2007.  In 2008, the statutory tax rate was 25%.  However, the Company is qualified for a tax holiday and is entitled to full tax exemption for two years and 50% reduction in the following three years.  Therefore, the Company is exempted from PRC EIT from 2008 to 2009 and will be subject to EIT at 12.5% from 2010 to 2012.

Income tax benefit was as follows:

	December 31,
	2009	2008	2007
			(unaudited)
Current	$—	$—	$—
Deferred	$(342)	$—	$—
Total	$(342)	$—	$—

CHINA TOBACCO MAUDUIT (JIANGMEN) PAPER INDUSTRY COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS
(In thousands of US dollars)

7.	Income taxes - continued

In the years ended December 31, 2009 and 2008, significant reconciling items between the reported amount of income tax benefits attributable to the operations for the year and the amount of income tax benefits that would result from applying domestic federal statutory tax rates include tax effect of expenses not deductible for tax purposes, effect of tax holidays, and changes in valuation allowance.

Principal components of deferred income tax assets and liabilities were as follows:

	December 31,
	2009	2008
Non-current deferred tax assets:
Operating loss carry forwards	$903	$1,184
Other accrued liabilities	209	—
Valuation allowance	—	(327)
Total deferred tax assets, net	$1,112	$857
Non-current deferred tax liability:
Plant, property and equipment	$(770)	$(857)
Non-current deferred tax assets, net	$342	$—

The net operating loss carry forwards of $7,221 as of December 31, 2009, for which $342 deferred tax assets were reflected on the balance sheet, will expire on various dates through 2014.  Valuation allowance had been recorded to the extent deferred tax assets were expected to expire in the Company's tax exemption period. Where a valuation allowance was not recorded, the Company believes that there was sufficient positive evidence to support its conclusion not to record a valuation allowance as it expects to generate sufficient taxable income in the future. No valuation allowance was recorded as of December 31, 2009.

8.	Related parties transactions

(a)	Royalties to SWM and CNTC

The Company entered into a Know-how License Contract with SWM, and a Cigarette Information Services Contract with CNTC in which 2% of royalties charges are payable on gross sales of cigarette paper and porous plug wrap paper. Royalties were $1,323, $132 and $0 (unaudited) for the years ended December 31, 2009, 2008 and 2007, respectively.  Amounts paid to both SWM and CNTC for the years ended December 31, 2009, 2008 and 2007 were $142, $57 and $0 (unaudited), respectively.  Amounts due to SWM and CNTC for the years ended December 31, 2009 and 2008 were $1,255 and $74, respectively.

CHINA TOBACCO MAUDUIT (JIANGMEN) PAPER INDUSTRY COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS
(In thousands of US dollars)

(b)	Technical Services from PdM

For the mill construction, Papeteries de Mauduit S.A.S. Inc. (PdM), a wholly owned subsidiary of SWM, provided professional consultancy service to the Company under a Technical Services Agreement signed between the Company and PdM. Amounts paid to PDM for the years ended December 31, 2009, 2008 and 2007 amounted to $871, $2,467 and $1,972 (unaudited), respectively. As of December 31, 2009 and 2008, amounts due to PdM for consultancy services were $121 and $164, respectively.

(c)	Purchases from PdM, PDM Industries and PdMal

Purchases of raw materials and work in progress rolls from PdM, PDM Industries and PdMal, subsidiaries of SWM, amounted to $1,972, $2,585 and $355 (unaudited) for the years ended December 31, 2009, 2008 and 2007, respectively.  The Company purchased fixed assets from PdM amounting to $0, $264 and $0 (unaudited) for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009 and 2008, amount due to PdM, PDM Industries and PdMal related to raw materials and work in progress rolls purchased were $175 and $465, respectively.

(d)	Sales to cigarette manufacturer

All of the Company's sales and related party receivables are transacted with subsidiaries of CNTC.

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